UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
LINDBLAD EXPEDITIONS HOLDINGS, INC.
(Name of Subject Company (Issuer))
LINDBLAD EXPEDITIONS HOLDINGS, INC.
(Name of Filing Persons (Issuer))
Warrants to Purchase Common Stock
(Title of Class of Securities)
535219117
(CUSIP Number of Class of Securities)
Sven-Olof Lindblad
President and Chief Executive Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014
(212) 261-9000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Ann Beth Stebbins, Esq.
Laura Kaufmann Belkhayat, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$59,756,433.45	$7,242.48
(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Lindblad Expeditions Holdings, Inc. (the “Company”) is offering holders of a total of 10,085,474 warrants (representing 4,745,908 Public Warrants and 5,339,566 Private Warrants (each as defined below) issued by the Company and outstanding as of June 13, 2019 the opportunity to exchange such warrants for common stock, par value $0.0001 per share, of the Company (the “Common Stock”) for 0.385 shares of Common Stock in exchange for each warrant). The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the NASDAQ Capital Market on June 11, 2019, which was $5.925.

(2)
The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on June 14, 2019.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,729.74	Filing Party: Lindblad Expeditions Holdings, Inc.
Form or Registration No.: Form S-4	Date Filed: June 14, 2019
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Lindblad Expeditions Holdings, Inc. (the “Company,” “us” or “we”), a Delaware corporation hereby amends its Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 14, 2019 (together with all amendments thereto, the “Schedule TO”). This Schedule TO as amended by this Amendment No. 1 relates to an offer by the Company to each of its warrant holders described below to receive 0.385 shares of Common Stock, par value $0.0001 per share, of the Company in exchange for every outstanding Warrant (as defined below) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, as amended, dated June 27, 2019 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).
This Amendment No. 1 to the Schedule TO should be read in conjunction with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal, as the same may be further amended, restated, or supplemented hereafter and filed with the Commission. This Amendment No. 1 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
Concurrently with the Offer, we are also soliciting consents from holders of the Warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of May 10, 2013, by and between us and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) that governs all of the Warrants to permit the Company to require that each outstanding Warrant be converted into 0.36575 shares of Common Stock, which is a ratio 5% less than the ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Warrants is required to approve the Warrant Amendment, with all Warrant holders voting together. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least a majority of the outstanding Warrants.
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
Name and Address.   The name of the issuer is Lindblad Expeditions Holdings, Inc. The Company’s principal executive offices are located at 96 Morton Street, 9th Floor, New York, New York, and its telephone number at such offices is (212) 261-9000.

(b)
Securities.   The subject securities include:

(i)
the Company’s publicly traded warrants (the “Public Warrants”) to purchase shares of the Company’s Common Stock that were issued under the warrant agreement dated May 10, 2013, by and between us and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), in connection with the Company’s initial public offering, which entitle such warrant holders to purchase one share of our Common Stock for a purchase price of  $11.50, subject to adjustment,

(ii)
certain of the Company’s warrants to purchase Common Stock that were issued either (a) under the Warrant Agreement in a private placement simultaneously with the IPO to the Company’s sponsor, Capitol Acquisition Management 2 LLC, and initial shareholders (L. Dyson Dryden, Lawrence Calcano, Richard C. Donaldson and Piyush Sodha) or (b) in connection with the conversion of  $500,000 principal amount of convertible notes into warrants upon consummation of the Company’s initial business combination with Lindblad Expeditions, Inc. on July 8, 2015 (collectively, the “Private Warrants”). The terms of the

Private Warrants are identical to the Public Warrants, except that the Private Warrants are exercisable for cash (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis and are not redeemable by the Company, in each case so long as they are still held by the initial purchasers or their affiliates.
The Public Warrants and the Private Warrants are referred to collectively as the “Warrants.” As of June 13, 2019, there were an aggregate of 4,745,908 Public Warrants and 5,339,566 Private Warrants outstanding.
(c)
Trading Market and Price.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Market Price, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
(a)
Name and Address.   The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of June 26, 2019 are listed in the table below.

Name	Position
Sven-Olof Lindblad	Chief Executive Officer, President and Director
Mark D. Ein	Chairman of the Board
Bernard W. Aronson	Director
Elliott Bisnow	Director
Daniel J. Hanrahan	Director
L. Dyson Dryden	Director
John M. Fahey	Director
Catherine B. Reynolds	Director
Craig I. Felenstein	Chief Financial Officer
Dean (Trey) Byus III	Chief Expedition Officer
Philip J. Auerbach	Chief Commercial Officer
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors and Others” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)
Material Terms.   The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)
Purchases.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors and Others” is incorporated herein by reference.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements.
(a)
Agreements Involving the Subject Company’s Securities.   The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)
Use of Securities Acquired.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)
Plans.   Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation” and “Description of Capital Stock,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NASDAQ Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Source of Funds.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.

(b)
Conditions.   Not applicable.

(c)
Borrowed Funds.   Not applicable.

Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors and Others” is incorporated herein by reference.

(b)
Securities Transactions.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities — Securities Transactions,” is incorporated by reference herein. Neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)
Solicitations or Recommendations.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10.   Financial Statements.
(a)
Financial Information.   The financial information included as Item 8 in the Company’s Annual Report on Form 2018 10-K, filed with the SEC on February 28, 2019, as well as the financial information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary —  Summary Financial Data” and the financial statements and other financial information included as Part I — Item 1 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 2, 2019 is incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)
Pro Forma Information.   Not applicable.

Item 11. Additional Information.
(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(2)
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)
Not applicable.

(4)
Not applicable.

(5)
None.

(6)
Not applicable.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange that is included in Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 27, 2019
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 14, 2019)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 14, 2019)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 14, 2019)
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 14, 2019)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))
(a)(5)*	Press Release, dated June 14, 2019

Exhibit No.	Description
(b)	Not applicable
(d)(i)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form DEFM 14-A filed by the Registrant on June 24, 2015)
(d)(ii)	Bylaws (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-1 filed by the Registrant on February 15, 2011).
(d)(iii)	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on May 15, 2013)
(d)(iv)	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on July 10, 2015)
(d)(v)	Warrant Agreement, dated as of May 10, 2013, by and among Capitol Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on May 15, 2013)
(d)(vi)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Registrant on July 10, 2015)
(d)(vii)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Registrant on July 10, 2015)
(d)(viii)	Form of Warrant Amendment (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 14, 2019)
(d)(ix)	Dealer Manager and Consent Solicitation Agent Agreement, dated as of June 14, 2019, by and between Lindblad Expeditions Holdings, Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 14, 2019)
(g)	Not applicable
(h)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 14, 2019)

*
Previously Filed.

Item 13.   Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LINDBLAD EXPEDITIONS HOLDINGS, INC.
By:	/s/ Craig I. Felenstein
Craig I. Felenstein
Chief Financial Officer
Dated: June 27, 2019